

July 23, 2020

Brandon LaVerne
Chief Financial Officer
Ontrak, Inc.
2120 Colorado Ave., Suite 230
Santa Monica, CA 90404

  Re: Ontrak, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2019
    Filed March 16, 2020
    File No. 001-31932

Dear Mr. LaVerne:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Exhibits

1. We note that your officers' Section 906 certifications furnished in Exhibits 32.1 and 32.2 pursuant to Rule 13a-14(b) of the Exchange Act refer to the year ended December 31, 2018 rather than for the year ended December 31, 2019. Please file a full amendment to your Form 10-K which includes corrected and currently dated Section 906 certifications.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Brandon LaVerne
Ontrak, Inc.
July 23, 2020
Page 2

You may contact Gary Newberry at (202) 551-3761 or Tara Harkins, Senior Accountant, at (202) 551-3639 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences